                                                                    EXHIBIT 99.1



                                 PRESS RELEASE
                            No.TEL.482/PR110/UHI/2002

                   EXPLANATION TO TELKOM'S PERFORMANCE REPORT
                         (INFO-MEMO) THIRD QUARTER 2002

BANDUNG, NOVEMBER 20, 2002 - In addition to TELKOM's third quarter 2002 results announced on November 14, 2002, PT Telekomunikasi Indonesia, Tbk. ("TELKOM") hereby distribute additional information in relation to some accounting treatment applied in the report. The accounting treatments include the consolidation of PT Pramindo Ikat Nusantara ("PIN") and KSO-I Unit's financial statements, the consolidation of PT Telekomunikasi Seluler ("Telkomsel");s financial statements, gain on the sale of 12,72% shares in Telkomsel to SingTel, reclassification on the operating revenue's accounts of the Company accounts, and the breakdown of minority interest in net assets and net income of subsidiaries.

A.   THE CONSOLIDATION OF PIN AND KSO-I UNIT'S FINANCIAL STATEMENTS.

     Starting from July 31, 2002 TELKOM holds 30% shares of PIN. Pursuant to the Sale and Purchase Agreement signed by TELKOM and PIN shareholders, TELKOM holds a power of attorney to fully control the management of PIN and KSO-I Unit. Based on the agreement and refers to the principle of substance over form, TELKOM consolidates PIN and KSO-I Unit's financial statements fo the period of nine months ended September 30, 2002.

     With the consolidation, all assets and liabilities of PIN and KSO-I Unit as of September 30, 2002 were recorded as assets and liabilities of TELKOM. In addition, revenues and expenses of PIN and KSO-I Unit for the nine months ended September 30, 2002 were recorded as revenues and expenses of TELKOM in accordance with their related accounts. TELKOM recorded minority interest in net assets of subsidiaries on the Company's balance sheets for 70% into its long-term Investment account. For the nine months ended September 30, 2002, TELKOM recognized PIN's net income for two months (1-8-2002 to 30-9-2002), while the remaining amounts was recorded as minority interest in net income of PIN.

     The attachment of this Press Release illustrates the calculation of minority interests in net assets and net income of subsidiaries (TABLE-I).

     The consolidation of PIN and KSO-I Unit into TELKOM's financial statements lead to the recognition of all revenues and expenses of KSO-I Unit as TELKOM's revenues and expenses. This recognition resulted in a significant increase particularly in the consolidated fixed-telephone revenues. On the other hand, consolidated MTR and DTR decreased due to elimination process of their related accounts.

     The consolidation of PIN and KSO-I Unit has also resulted in a significant increase in the consolidated operating expenses. In addition to the significant increase in personnel expenses was not only resulted from the consolidation, but also contributed by the increase of Telkomsel's personnel expenses (Rp65 billion) and TELKOM's personnel expenses (Rp385 billion). The increase of TELKOM's personnel expense included bonuses (Rp135 billion), pension benefits (Rp96 billion), early retirement expense (Rp77 billion), and incentives (Rp50 billion).

     It is also informed that the 2001 restated figure appears in TELKOM's Info-Memo third quarter 2002 does not include PIN and KSO-I Unit's financial statements. The consolidation of PIN and KSO-I Unit's financial statements is presented starting from TELKOM's third quarter 2002 report.

B.   THE CONSOLIDATION OF TELKOMSEL'S FINANCIAL STATEMENTS.

     After selling 12,72% shares of Telkomsel to SingTel, TELKOM currently holds 65% shares of Telkomsel. TELKOM remains hold the majority control on Telkomsel. TELKOM has been consolidating Telkomsel's financial statements since its financial statements for the year ended Desember 31, 2000, after holding 77.72% shares of Telkomsel resulted from the settlement of cross transaction with PT Indosat.

     As of ended September 30, 2002, TELKOM recorded minority interest in net assets of Telkomsel in the Company's balance-sheets of 35% of Telkomsel's net assets. TELKOM also recorded minority interest in net income of Telkomsel in the Company statements of income of 35% of Telkomsel's net income.


C.   GAIN ON THE SALE OF 12,72% SHARES OF TELKOMSEL TO SINGTEL.

     In July 2002, TELKOM sold 12,72% Telkomsel shares to SingTel. For the transaction, TEKLOM recorded gain of Rp 3,20 trillion. The gain resulted from the difference between the selling price (Rp 3.948.945 billion) and book value of shares sold (12,72% x Rp 5.948.945 million).

     TABLE-2 of the attachment illustrates the calculation of the gain.


D.   RECLASSIFICATION OF ACCOUNTS IN OPERATING REVENUES GROUP.

     Revenues generated from telecommunication network (Network account), and revenues from data and internet (Data and Internet accounts) has been separately classified from "Other Telecommunications Services" and exclusively presented in the group of Operating Revenues.

     The difference of the old and new accounts is presented on TABLE-3 of the attachment.


E.   THE BREAKDOWN OF MINORITY INTEREST IN NET ASSETS AND NET INCOME OF
     SUBSIDIARY.

     TELKOM consolidates its subsidiaries in which its holds more than 50% of shares. The Company also consolidates associated companies with less than 50% of ownership but holds a majority control of the associated companies.

     In the consolidation of subsidiaries, TELKOM records assets, liabilities, revenues and expenses of subsidiaries to the Company's financial statements. The interests of other shareholders are recorded as a minority interest in net assets of the subsidiaries (in the Balance Sheets), and minority interest in net income of subsidiaries (in the Statements of Income).

     The breakdown of the minority interests in the financial statements for the period of nine months ended September 30, 2002 is presented on TABLE-4 of the attachment).


/s/ DINA ARIFANI
----------------
DINA ARIFANI
Acting Head of Investor Relations Unit


                     For further information please contact:

PT Telekomunikasi Indonesia, Tbk.    Bandung:              Jakarta:
Investor Relations Unit              Tel.: 62-22-4527337   Tel.: 62-21-5215109
E-mail: investor@telkom.co.id        Fax.: 62-22-7104743   Fax.: 62-21-5220500

                                     TABLE-1
              MINORITY INTEREST IN NET ASSETS AND NET INCOME OF PIN
-------------------------------------------------------------------------------


                                                                                            (in Millions of Rupiah)
A.  MINORITY INTEREST IN NET ASSETS OF PIN (RECORDED IN THE COMPANY'S BALANCE SHEETS):
      Equity of PIN per 30/9/2002 (including net income for 9 months)                             Rp1.230.735
      Equity of PIN per 31/7/2002 (including net income for 7 months)                             Rp1.062.994
                                                                                                  -----------
      PIN'S NET INCOME FOR TWO MONTHS                                                             Rp  167.741

      PORTION OF PIN'S NET INCOME RECORDED BY TELKOM
      As an addition to long-term investment (in the balance sheets)
      (30% x Rp 167.741)                                                                          Rp   50.328

      Equity of PIN per 31/7/2002                                                                 Rp1.062.994

      TELKOM's ownership = 30% x Rp 1.062.994                                                     Rp  318.898
                                                                                                  -----------
      TOTAL LONG-TERM INVESTMENT RECORDED BY TELKOM
      (Rp 50.322 + Rp 318.898)                                                                    Rp  369.220

      Total equity of PIN per 30/9/2002                                                           Rp1.230.735
                                                                                                  -----------
      MINORITY INTEREST IN NET ASSETS OF PIN                                                      Rp  861.515

B.  MINORITY INTEREST IN NET INCOME OF PIN (IN THE STATEMENTS OF INCOME):
      PIN's net income for the nine months ended September 30, 2002                               Rp  312.115
      Portion of net income for TELKOM                                                            Rp   50.328
                                                                                                  -----------
      MINORITY INTEREST IN NET INCOME OF PIN                                                      Rp  261,787


                                     TABLE-2
                 GAIN ON THE SALE OF TELKOMSEL SHARES TO SINGTEL
--------------------------------------------------------------------------------


                                                                                            (in Millions of Rupiah)
 Book value of Telkomsel's equity July 31, 2002                                                   Rp5.916.388

  a.  Book value of 12,72% shares in Telkomsel (12,72% x Rp 5.916.388)                            Rp  752.565
  b.  Selling price to SingTel                                                                    Rp3.948.945
                                                                                                  -----------
      GAIN ON THE SALE OF TELKOMSEL'S TO SINGTEL                                                  Rp3.196.380

                                     TABLE-3
                         THE GROUP OF OPERATING REVENUES
--------------------------------------------------------------------------------

     ---------------------------------------------------------------------------------------------------------
             BEFORE RECLASSIFICATION                    AFTER RECLASSIFICATION                  NOTES
     ---------------------------------------------------------------------------------------------------------
                        1                                        2                               3
     ---------------------------------------------------------------------------------------------------------
     OPERATING REVENUES:                       OPERATING EXPENSES:
     ---------------------------------------------------------------------------
     TELEPHONE                                 TELEPHONE
     ---------------------------------------------------------------------------
       Fixed                                     Fixed                                     No changes
     ---------------------------------------------------------------------------
       Cellular                                  Cellular
     ---------------------------------------------------------------------------
     JOINT OPERATION SCHEME                    JOINT OPERATION SCHEME
     ---------------------------------------------------------------------------
     INTERCONNECTION                           INTERCONNECTION
     ---------------------------------------------------------------------------------------------------------
     OTHER TELECOMMUNICATIONS SERVICES         NETWORK
     ---------------------------------------------------------------------------
       Revenue sharing arrangement               Leased line
     ---------------------------------------------------------------------------
       Leased line                               Satellite transponder
     ---------------------------------------------------------------------------
       Satellite transponder                     Non switch
     ---------------------------------------------------------------------------
       Telex and telegram                      DATA AND INTERNET
     ---------------------------------------------------------------------------
       ISDN                                      Multimedia                         Changes in accounts'
     ---------------------------------------------------------------------------
       Multimedia                                ISDN                                   structure
     ---------------------------------------------------------------------------
       Others                                    VoIP
     ---------------------------------------------------------------------------
                                               REVENUE SHARING ARRANGEMENT
     ---------------------------------------------------------------------------
                                               OTHER TELECOMMUNICATIONS SERVICES
     ---------------------------------------------------------------------------
                                                 Telex and telegram
     ---------------------------------------------------------------------------
                                                 Others
     ---------------------------------------------------------------------------------------------------------


                                     TABLE-4
   BREAKDOWN OF MINORITY INTEREST IN NET ASSETS AND NET INCOME OF SUBSIDIARIES
        IN TELKOM'S CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS
                            ENDED SEPTEMBER 30, 2002
--------------------------------------------------------------------------------


                                                                      (in Millions of Rupiah)
     ---------------------------------------------------------------------------------------------------------
                                                         MINORITY INTEREST             MINORITY INTEREST
       NO                 SUBSIDIARY                IN NET ASSETS OF SUBSIDIARY   IN NET INCOME OF SUBSIDIARY
     ---------------------------------------------------------------------------------------------------------
       1                       2                                 3                             4
     ---------------------------------------------------------------------------------------------------------
       1     PT Telekomunikasi Seluler                               (2.252.959)                      712.449
     ---------------------------------------------------------------------------------------------------------
       2     PT Indonusa Telemedia                                      (17.749)                       (2.782)
     ---------------------------------------------------------------------------------------------------------
       3     PT Infomedia Nusantara                                     (36.655)                       11.679
     ---------------------------------------------------------------------------------------------------------
       4     PT Dayamitra Telekomunikasi                                (19.522)                       12.500
     ---------------------------------------------------------------------------------------------------------
       5     PT Graha Sarana Duta                                            (2)                            1
     ---------------------------------------------------------------------------------------------------------
       6     PT Pramindo Ikat Nusantara                                (861.515)                      261.787
     ---------------------------------------------------------------------------------------------------------
                             TOTAL                                   (3.188.402)                      995.634
     ---------------------------------------------------------------------------------------------------------